UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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07006564

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12823

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan 1, 2006 (MM/DD/YY) AND ENDING Dec 31,2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLINGER & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6505 CLAWSON STREET
(No. and Street)

HOUSTON, TX 77055-7103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NORMAN CLINGER 713-682-6785 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ADAMSON, HOOD & COMPANY, PC
(Name – if individual, state last, first, middle name)

10500 Northwest Freeway, Suite 224
Houston, TX 77092
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NORMAN CLINGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLINGER & CO., INC., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NATALIA C. PACE
Notary Public, State of Texas
My Commission Expires
MAY 15, 2010

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Adamson, Hood & Company, PC
Certified Public Accountants
10500 Northwest Frwy., Suite 224
Houston, Texas 77092
Tel. (713) 956-6266
Email: adamsonhood.com

To the Board of Directors
Clinger & Co., Inc.
Houston, Texas

We have audited the accompanying balance sheet of Clinger & Co., Inc. (a Texas corporation) as of December 31, 2006 and the related statements of income, changes in partners' equity and cash flow for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the supplemental schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clinger & Co., Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects in relation to the basic financial statements taken as a whole.



Houston, Texas
March 15, 2007

CLINGER & CO., INC.
BALANCE SHEET
December 31, 2006

ASSETS

	2006
CURRENT ASSETS	
Cash and cash equivalents (Note 1)	$ 10,375
Accounts receivable from brokers and dealers (Note 1)	2,038
Total Current Assets	12,413
OTHER ASSETS (Note 2)	12,501
TOTAL ASSETS	$ 24,914

LIABILITIES & STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 4,390
Payroll taxes payable	99
Federal income tax (Note 3)	1,028
Total current liabilities	5,517
STOCKHOLDER'S EQUITY	
Common stock, $1 par value, 50,000 shares authorized 1,000 issued and outstanding	1,000
Additional paid-in capital	28,916
Retained earnings	(469)
Net unrealized loss on investments (Note 2)	(10,050)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 24,914

The accompanying notes are an integral part of these financial statements.

CLINGER & CO., INC.
STATEMENT OF INCOME
December 31, 2006

	2006
REVENUE	
Commissions	$ 105,718
EXPENSES	
Salaries-officers	3,661
Salaries-employees	1,551
Commissions	13,851
Other operating expenses	87,440
Total Expenses	106,503
Net income before taxes	(785)
Provision for income taxes	1,028
Net income	$ (1,813)

The accompanying notes are an integral part of these financial statements.

CLINGER & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2006

	Common Stock	Additional Paid-In Capital	Unrealized (Loss) on Investments	Retained Earnings (Deficit)	Total
Balance - December 31, 2005	$ 1,000	$ 28,916	$ (11,373)	$ 1,344	$ 19,887
Net Gain - 2006				(1,813)	(1,813)
Change in market value of investments 2006			1,323		1,323
Balance - December 31, 2006	$ 1,000	$ 28,916	$ (10,050)	$ (469)	$ 19,397

The accompanying notes are an integral part of these financial statements.

CLINGER & CO., INC.
STATEMENT OF CASH FLOW
December 31, 2006

	2006
Cash flows from operating activities:	
Net income	$ (1,813)
Adjustments to reconcile net income	
to net cash provided by operating activities:	
Increase in accounts receivable	(236)
Increase in accounts payable	4,120
Decrease in taxes payable	(122)
Total adjustments	3,762
Net cash provided by operating activities	1,949
Net increase in cash	1,949
Cash and cash equivalents, beginning of year	8,426
Cash and cash equivalents, end of year	$ 10,375

The accompanying notes are an integral part of these financial statements.

CLINGER & CO., INC.

NOTES TO FINANCIAL STATEMENTS

(See Independent Auditor's Report)

1. Summary of Significant Accounting Policies and Business Activity

Nature of Business

Clinger & Co., Inc. is a Texas corporation registered as a broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company's revenues are primarily from commissions earned from various mutual funds. The Company's accounts receivable are from brokers and dealings in securities. Consequently, the Company's ability to collect the amounts is affected by economic fluctuations in the securities industry.

The following is a summary of the Copmany's significant accounting policies:

a) For purposes of the statement of cash flows, cash includes cash on hand, bank checking, money market mutual fund accounts, short-term debt instruments with a maturity of three months or less.

b) In the opinion of management, no material losses will be realized in the collection of receivables; therefore, no allowance for doubtful receivables has been provided.

c) The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. It is at least reasonably possible that the significant estimates used will change within the year.

2. Investments

Investments consist of securities and gold coins stated at fair market value. Changes in market values are reflected as unrealized gains or losses directly to stockholder's equity and accordingly, have no effect on net income. A declinein the value of an investment below carrying value that is considered to be other than temporary is recorded as a realized loss in the statement of income.

3. Federal Income Tax

The Company's provision for income taxes differs from statutory rates primarily as a result of statutory limitation of deductibility of certain expenses under the Internal Revenue Code and tax rates used to determine tax assets and liabilities. Deferred income taxes result from timing differences in the recognition of revenue and expense for tax and financial statement purposes. The Company did not have any deferred incomet taxes as of December 31, 2006.

The Company's provision for income taxes consists of the following:

Current:	
Federal income taxes payable	$1,028
State	-0-

3. Profit Sharing Plan

The Company has a profit-sharing plan that covers all full time employees. The Company made no contributions to the plan for 2006.

4. Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2006 the Company had net capital of $16,664, which exceeded its required net capital of $5,000 by $11,664. Withdrawals of equity capital are restricted from causing the Company's net capital to be less than $6,000. There were no material differences between net capital as reflected in the Company's FOCUS Report for the quarter ended December 31, 2006 and the net capital computation as shown in supplemntary Schedule I – Computation of Net Capital. Additionally, there were no liabilities subordinated to the claims of general creditors during 2006.

SUPPLEMENTAL SCHEDULES

CLINGER & CO., INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006

Net Capital:	
Total stockholder's equity	$ 19,397
Less nonallowable assets:	
Fees receivable under Rule 12b-1 and other mutual fund concessions receivable	983
Net capital before haircuts on securities positions	18,414
Haircuts on securities - other securities	1,750
Net capital	$ 16,664
Net capital requirement	$ 5,000
Net capital in excess of required amount	11,664
Net capital	$ 16,664
Aggregate indebtedness	5,517
Ratio of aggregate indebtedness to net capital	.331 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5) as of December 31, 2006:	
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	21,364
Nonallowable assets erroneously reported as allowable:	
Fees receivable under Rule 12b-1 and other mutual fund concessions receivable	(983)
Audit adjustments - net	(3,717)
Net capital	$ 16,664

The accompanying notes are an integral part of these financial statements.

Scheduel II

CLINGER & CO., INC.

Information Relating to the Possession or Control
Requirements under Rule 15c3-3

December 31, 2006

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

As of and for the year ended December 31, 2006, the Company has maintained its compliance with the conditions for exemption specified in paragraph (k)(2)(i) or Rule 15c3-3.

END